

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 8, 2018

Kevin P. O'Connell
Chief Executive Officer
RC-1, Inc.
110 Sunrise Center Drive
Thomasville, NC 27360

> **Re: RC-1, Inc.**
> **Post-Effective Amendment No. 3 to Form S-1**
> **Filed December 28, 2017**
> **File No. 333-210960**

Dear Mr. O'Connell:

We have reviewed your amended post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 34

1. Please update your executive and director compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2017. For guidance, refer to Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations on our website.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure